Exhibit 99.3

Summary of the Financial Statements of Ellomay Luzon Energy Infrastructures Ltd. for September 30, 20241

ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.

Condensed Statements of Financial Position

	As at September 30		As at December 31
	2024	2023	2023
	Unaudited		Audited
	NIS in thousands
Assets
Current assets:
Cash and cash equivalents	125	97	80
Trade, other receivables and related parties	286	216	1,160
	411	313	1,240
Non-current assets:
Investment in equity accounted investee	289,613	265,828	251,669
	290,024	266,141	252,909

Liabilities and Equity

Current liabilities:
Trade, related parties and other payables	387	471	1,380
Loans from shareholders	-	9,384	-
	387	9,855	1,380

Equity:
Share capital	*	*	*
Share premium	105,116	105,116	105,116
Capital notes	46,933	46,933	46,933
Accumulated profit	137,588	104,237	99,480
	289,637	256,286	251,529
	290,024	266,141	252,909

*	Represents an amount less than NIS 1 thousand

[1]	Summary of Hebrew version, the original language was published by Ellomay Capital Ltd. in Israel and is available upon request.

ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.

Condensed Statements of Comprehensive Income

	Nine Months ended September 30		Three Months ended September 30		Year ended December 31
	2024	2023	2024	2023	2023
	Unaudited		Unaudited		Audited
	NIS in thousands

General and administrative expenses	(1,282)	(562)	(315)	(436)	(983)
Operating loss	(1,282)	(562)	(315)	(436)	(983)
Financing expenses	(402)	(2,156)	(127)	(562)	(2,458)
Share of profits of equity accounted investee	47,319	39,806	29,689	26,194	38,772
Net profit for the period	45,635	37,088	29,247	25,196	35,331
Total comprehensive profit for the period	45,635	37,088	29,247	25,196	35,331

ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.

Condensed Statements of Changes in Equity

	Share Capital	Capital notes	Share Premium	Accumulated profit	Total Equity
	NIS in thousands

Balance as at January 1, 2024 (audited)	*	46,933	105,116	99,480	251,529
Transaction during the nine-month period ended September 30, 2024 (unaudited) –
Dividend	-	-	-	(7,527)	(7,527)
Total comprehensive profit	-	-	-	45,635	45,635
Balance as at September 30, 2024 (unaudited)	*	46,933	105,116	137,588	289,637

Balance as at January 1, 2023 (audited)	*	46,933	105,116	67,149	219,198
Transaction during the nine-month period ended September 30, 2023 (unaudited) –
Total comprehensive profit	-	-	-	37,088	37,088
Balance as at September 30, 2023 (unaudited)	*	46,933	105,116	104,237	256,286

Balance as at July 1, 2024 (unaudited)	*	46,933	105,116	115,868	267,917
Transaction during the three-month period ended September 30, 2024 (unaudited) –
Dividend	-	-	-	(7,527)	(7,527)
Total comprehensive profit	-	-	-	29,247	29,247
Balance as at September 30, 2024 (unaudited)	*	46,933	105,116	137,588	289,637

Balance as at July 1, 2023 (unaudited)	*	46,933	105,116	79,041	231,090
Transaction during the three-month period ended September 30, 2023 (unaudited) –
Total comprehensive profit	-	-	-	25,196	25,196
Balance as at September 30, 2023 (unaudited)	*	46,933	105,116	104,237	256,286

Balance as at December 31, 2022 (audited)	*	46,933	105,116	67,149	219,198
Transaction during the year ended December 31, 2023 (audited) –
Dividend	-	-	-	(3,000)	(3,000)
Total comprehensive profit for the year	-	-	-	35,331	35,331
Balance as at December 31, 2023 (audited)	*	46,933	105,116	99,480	251,529

*	Represents an amount less than NIS 1 thousand

ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.

Condensed Statements of Cash Flows

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2024	2023	2024	2023	2023
	Unaudited		Unaudited		Audited
	NIS in thousands

Cash flows provided by operating activities -
Net profit	45,635	37,088	29,247	25,196	35,331

Adjustments needed to present cash flows from the Company’s operating activities:
Adjustments to the Company’s profit and loss items:
Financing expenses	402	2,156	127	562	2,458
Company’s share of profits of equity accounted investee	(47,319)	(39,806)	(29,689)	(26,194)	(38,772)
	(46,917)	(37,650)	(29,562)	(25,632)	(36,314)

Changes in the assets and liabilities of the company:
Decrease (increase) in trade, related parties and other receivables	472	(478)	61	(45)	(1,542)
Increase (decrease) in trade, related parties and other payables	(993)	252	(1,511)	266	1,161
	(521)	(226)	(1,450)	221	(381)

Cash paid during the period for:
Interest paid	-	(12,403)	-	(12,403)	(12,664)
Net cash used in operating activities	(1,803)	(13,191)	(1,765)	(12,618)	(14,028)

Cash flows provided by investing activities -
Receipt of dividend from equity accounted investee	9,375	13,125	9,375	13,125	26,250
Net cash provided by investing activities	9,375	13,125	9,375	13,125	26,250

Cash flows provided by financing activities -
Repayment of loans to shareholders	-	(497)	-	(497)	(10,292)
Dividend paid	(7,527)	-	(7,527)	-	(3,000)
Receipt of loans from shareholders	-	506	-	33	996
Net cash provided by (used in) financing activities	(7,527)	9	(7,527)	(464)	(12,296)

Increase (decrease) in cash and cash equivalents	45	(57)	83	43	(74)
Cash and cash equivalents at the beginning of the period	80	154	42	54	154
Cash and cash equivalents at the end of the period	125	97	125	97	80

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